Squire, Sanders & Dempsey L.L.P. Two Renaissance Square 40 North Central Avenue, Suite 2700 Phoenix, AZ 85004 Office: +1.602.528.4000 Fax: +1.602.253.8129 Direct Dial: +1.602.528.4166 cvantuyl@ssd.com
February 25, 2009
VIA EDGAR AND FEDERAL EXPRESS
Mr. Perry Hindin
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 3628
Washington, D.C. 20549

Re: Renegy Holdings, Inc.
Proxy Statement on Schedule 14A, File No. 001-33712
Schedule 13E-3, File No. 005-83163
Dear Mr. Hindin:
     On behalf of our client, Renegy Holdings, Inc. (the “Company”), we are responding to the comments received from your office by letter dated February 19, 2009 with respect to the above-referenced Proxy Statement on Schedule 14A and Schedule 13E-3. We have restated and responded to each of your comments below. Concurrently herewith, we are filing Amendment No. 1 to Schedule 14A and Amendment No. 1 to Schedule 13E-3 that reflect the Company’s responses to your comments. In addition, we are delivering to the Securities and Exchange Commission (“Commission”) clean and marked courtesy copies of the amendments to the Schedule 14A and Schedule 13E-3. All page references (excluding those in the headings and the Staff’s comments) refer to pages of the marked copy of Amendment No. 1 to Schedule 14A, and capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A.
Schedule 13E-3
1.	The Schedule 13E-3 as filed on EDGAR has been signed by a person that appears to be an authorized representative of the Company. Please direct us to the evidence that this person is authorized to sign on behalf of the issuer. See Instructions to Signature in Rule 13e-100.

We have revised the signature page of the Schedule 13E-3 to provide that Robert M. Worsley, the Chief Executive Officer, is the signor on behalf of the Company. As Chief

Mr. Perry Hindin
Securities and Exchange Commission
February 25, 2009

Executive Officer, Mr. Worsley is an executive officer of the Company and authorized to sign the Schedule 13E-3 in accordance with Instruction to Signature in Schedule 13E-3. In addition, the Chief Executive Officer is expressly authorized pursuant to Article IV, Section 2(a) of the Company’s Amended and Restated Bylaws to act and sign documents on behalf of the Company. The text of Article IV, Section 2(a) appears below, and the Amended and Restated Bylaws of the Company, dated October 1, 2008, has been filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the Commission on October 3, 2008.

“2. Chief Executive Officer; President.

(a) Subject to the provisions of these Bylaws and to the direction of the Board of Directors, the Chief Executive Officer shall have the responsibility for the general management and control of the business and affairs of the Corporation and shall perform all duties and have all powers which are commonly incident to the office of chief executive or which are delegated to him or her by the Board of Directors. He or she shall have power to sign all stock certificates, contracts and other instruments of the Corporation which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the Corporation.”

2.	Revise the cover and signature pages of the Schedule 13E-3 to expressly identify Mr. Worsley as a filing person.

We have revised the cover and signature pages of the Schedule 13E-3 as requested, and Mr. Worsley has signed the acknowledgement on Exhibit A hereto as a filing person.

3.	We note that the information contained in the last paragraph of Item 3 of your Schedule 13E-3 is not provided in your preliminary proxy statement. Please be sure to include this disclosure in the information the Company ultimately disseminates to security holders. See Exchange Act Rule 13e-3(e).

We have added the information contained in the last paragraph of Item 3 of the Schedule 13E-3 to the proxy statement on page 47.
Preliminary Proxy Statement on Schedule 14A
General
4.	Rule 14a-4(b)(1) requires the Company to separately identify on the proxy card each matter upon which security holders are being asked to vote. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. We believe the Company must present as separate matters: (i) each potential ratio for the reverse stock split; and (ii) the forward stock split proposal. Please revise to allow shareholders to separately vote on each potential ratio for the reverse stock split and the forward

Mr. Perry Hindin
Securities and Exchange Commission
February 25, 2009

split. Alternatively, please provide us with a brief legal analysis as to why separation of these matters is not required under Rule 14a-4(b). In preparing any such analysis, please advise us whether state law and/or the Company’s governing instruments require a shareholder vote on (1) the ratio and (2) the forward stock split.

The Company has determined to use a reverse stock split ratio of 1-for-2,000 shares and a forward stock split ratio of 2,000-for-1 share; the Company will not be seeking approval of two possible ratios. Further, the Company will seek the approval of the reverse stock split and the forward stock split as separate proposals; however, the approval of the forward stock split proposal will be dependent on the prior approval of the reverse stock split proposal. We have revised the preliminary proxy statement, the proxy card, the Notice of Special Meeting of Stockholders accompanying the proxy statement and the Schedule 13E-3 to reflect the foregoing.

5.	Please confirm that you will post your proxy materials on a specified, publicly accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

The Company hereby confirms that it will post its proxy materials on a specified, publicly accessible Internet Web site (other than the Commission’s EDGAR Web site) in compliance with Exchange Act Rule 14a-16. The Company will provide notice to record holders in the proxy statement, the form of proxy card and the Notice of Special Meeting of Stockholders accompanying the proxy statement informing them that the materials are available and explaining how to access those materials. We note to the Staff that the Company has elected to use the Full Set Delivery Option pursuant to Exchange Act Rule 14a-16(n). Please see Notice of Special Meeting of Stockholders accompanying the proxy statement, pages 9 and 36 of the proxy statement, and the proxy card.
Summary Term Sheet, page 1
6.	Please consolidate the disclosure in this Summary Term Sheet and the Question and Answers section to avoid duplication of the same information. In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting.

We have revised the disclosure in the Questions and Answers section as requested. Please see page 8 of the proxy statement.
Fairness of the Transaction, page 4
7.	We note the detailed disclosure regarding the fairness of the transaction beginning at page 26. Please revise the disclosure at page 4 to briefly but explicitly itemize the factors in support of the

Mr. Perry Hindin
Securities and Exchange Commission
February 25, 2009

Board’s and Mr. Worsley’s determination that the transaction was procedurally fair to unaffiliated security holders who remain security holders and those who will not. In addition, please affirmatively indicate that this procedural fairness determination was reached in the absence of the procedural factors identified in Item 1014(c) and (d) of Regulation M-A. See Q&A 21 in Exchange Act Release 17719 (April 13, 1981).

We have revised the disclosure on page 5 as requested. In addition, please see page 30 of the proxy statement disclosing that the procedural fairness determination was reached in the absence of the procedural factors identified in Item 1014(c) and (d) of Regulation M-A.
Effectiveness of the Reverse Stock Split, page 5
8.	Please include the form of transmittal materials as an appendix to your proxy statement.

We have included the form of transmittal materials as Annex C to the proxy statement as requested.
Effect on Affiliated and Unaffiliated Stockholders [Who Will Continue as Stockholders], page 23
9.	We note the issuer has experienced operating losses. Please revise to indicate whether these two security holder constituencies will become the beneficiaries of the issuer’s future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

We have revised the disclosure as shown on page 23 of the proxy statement to address the Company’s operating loss carryforwards as requested. We also note that the Company will continue as a going concern following the Transaction and would be the beneficiary of any operating loss carryforwards; the referenced security holder constituencies would be beneficiaries of such operating loss carryforwards only in their capacity as stockholders of the Company. The Company does not believe it is practicable to quantify the benefit of the future use of operating loss carryforwards given the uncertainty of the company’s future net income and the extent to which the Company may be able to use its current operating loss carryforwards in the future, if at all.

10.	Fairness of the Transaction, page 26

Revise to affirmatively indicate, if true, that neither the Board nor Mr. Worsley considered going concern value as a factor in support of their respective substantive fairness determinations. Briefly explain to security holders the basis upon which these filing parties apparently concluded not to consider the information. See Q&A 20 in Exchange Act Release 17719 (April 13, 1981).

We have revised the disclosure on page 29 of the proxy statement as requested.

Mr. Perry Hindin
Securities and Exchange Commission
February 25, 2009

11.	We noticed that Mr. Worsley reviewed, relied upon and adopted the position of the Board, as described in this Proxy Statement, with respect to the reasons for, advantages of, disadvantages of and purpose of the Transaction. Revise the discussion regarding Mr. Worsley’s fairness determination to explicitly indicate the factors considered in support of his determination or to expressly adopt the factors considered by the Board. See Q&A 20 in Exchange Act Release 17719 (April 13, 1981).

We have revised the disclosures in the proxy statement as requested. Please see pages 5 and 26 of the proxy statement.
Current and Historical Market Prices, page 27
12.	Please disclose in greater detail how the Cash-Out Price was determined.

We have revised the disclosures in the proxy statement as requested. Please see page 27 of the proxy statement.
Source of Funds and Expenses, page 35
13.	Please provide the disclosure called for by Item 1007(a), (b) and (d) of Regulation M-A, as applicable, with respect to the tax equity transaction and the borrowings from the Company’s lender and from Mr. Worsley.

We have revised the disclosure on page 35 of the proxy statement as requested.
Financial Information, page 40
14.	It appears that the Company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed summarized financial information required by Item 1010(c). Please revise this section to provide the ratio of earnings to fixed charges information required by Item 1010(c)(4) of Regulation M-A, and if material, pro forma data for the summarized financial information specified in Item 1010(c) disclosing the effect of the transaction. See Item 1010(c)(6). To the extent you believe pro forma information is not material, please explain why. We note the statement on page 40 that Renegy is not required to provide ratio of earnings to fixed charges information. It appears that the Company is relying on Item 503(d) or (e) of Regulation S-K. Please note that Item 503(d) or (e) are inapplicable to the Company’s obligation under Item 1010(c)(4), and that the ratio of earnings to fixed charges should only be computed “in a manner consistent with” Item 503(d) of Regulation S-K.

We have revised the disclosures in the Statement of Operations Data on page 40 of the proxy statement to include Ratio of Earnings to Fixed Charges for the periods shown. Because the Company has experienced historical losses and has not had any earnings during the periods reported, we have revised the Statement of Operations Data to include the dollar amount of the deficiencies necessary to attain a one-to-one coverage ratio in accordance with

Mr. Perry Hindin
Securities and Exchange Commission
February 25, 2009

Instruction 2(A) to Item 503(d) of Regulation S-K. We have also included information about the calculation of the deficiencies in Annex D to the proxy statement. We have included pro forma information for the summarized financial information disclosing the effect of the transaction beginning on page 40 as requested.
Soliciting Materials filed January 21, 2009
15.	We note the last paragraph of this filing contains a discussion of forward-looking statements. A similar discussion is found in the first paragraph on page 52 of the Company’s preliminary proxy statement and in the Company’s Forms 10-K and 10-Q which the Company incorporates by reference into its preliminary proxy statement. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend the proxy statement to remove any reference to such safe harbor provisions and include disclosure in the proxy statement stating that the safe harbor provisions in the Forms 10-K and l0-Q incorporated by reference into the proxy statement do not apply to any forward-looking statements the Company makes in connection with the going-private transaction. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

We have revised the Company’s disclosure regarding forward-looking statements on pages 54 and 55 of the proxy statement to clarify that any forward-looking statements made in the proxy statement and other proxy solicitation materials, including forward-looking statements included in the Company’s Annual Report on Form 10-KSB and Quarterly Report on Form 10-Q incorporated by reference into the proxy statement, are specifically excluded from the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. The Company will refrain from stating in any future filings, press releases or other communications related to this going private transaction that forward-looking statements are subject to the safe harbor provided by the Private Securities Litigation Reform Act.

16.	In the same paragraph, we note the last sentence stating the “Company undertakes no obligation to update any forward-looking statements to reflect new information, events, or circumstances occurring after the date of this release.” A similar statement is found in the last sentence on page 2 of the Company’s Schedule 13E-3 and in the last sentence on page 52 of the Company’s preliminary proxy statement. Such statements are inconsistent with the Company’s obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. See Rule 13e-3(d)(2). Please amend the Schedule 13E-3 and proxy statement accordingly and refrain from including such language in future press releases and filings.

Mr. Perry Hindin
Securities and Exchange Commission
February 25, 2009

We have deleted the statement regarding updating any forward-looking statements on page 55 of the proxy statement and on page 2 of the Schedule 13E-3. The Company will refrain from including such language in future press releases and filings relating to this going private transaction.
Other Information
     Attached as Exhibit A to this letter is a statement from the Company and each filing person, including the Company and Robert M. Worsley, acknowledging that:
•	the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *

Mr. Perry Hindin
Securities and Exchange Commission
February 25, 2009

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (602) 528-4166. My fax number is (602) 253-8129.
Sincerely,
/s/ Christopher A. Van Tuyl, Esq. or
Squire, Sanders & Dempsey L.L.P.
Enclosures

cc:	Mr. Robert M. Worsley
Christopher D. Johnson, Esq.

EXHIBIT A
     Renegy Holdings, Inc. (the “Company”) and the filing persons listed below hereby acknowledged and confirm that:
•	the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
This 25th day of February, 2009.

RENEGY HOLDINGS, INC.:
By:	/s/ Robert M. Worsley
Robert M. Worsley
Chairman, Chief Executive Officer and Director

OTHER FILING PERSONS:
/s/ Robert M. Worsley
Robert M. Worsley